Exhibit 99.1

Press Release

Sanofi recognized by S&P as one of the most sustainability-committed companies

Paris, March 8, 2022. Sanofi was today recognized as one of the most sustainability-committed companies in an ESG Evaluation (Environment, Social, Governance) performed by Standard & Poor’s Global Ratings (S&P).

The ESG Evaluation awarded Sanofi a score of 86 out of 100 points, one of the highest scores across all sectors globally. Sanofi’s ESG profile was awarded 80 points for its solid fundamentals, completed with an additional strong preparedness opinion of 6 points awarded for its ‘excellent awareness of risks and opportunities’ and its capacity to ‘anticipate and adapt to a variety of long-term plausible disruptions’.

Sanofi’s Social Profile was ranked as ‘leading’ in the category of communities highlighting the recent 2021 creation of its global health unit which aims to provide 30 of Sanofi’s medicines across a wide range of therapeutic areas to patients in 40 of the lowest income countries. The report also noted Sanofi’s commitment to eliminating infectious disease such as polio, sleeping sickness and malaria.

Sanofi is the first large biopharmaceutical company evaluated by a S&P Global Ratings ESG Evaluation and was notably distinguished for its commitment to access to medicines, particularly in vulnerable communities. The study, which recognized ‘the increasing challenges and inequalities in healthcare across all geographies’, identified the creation of a nonprofit unit dedicated to provide poorest countries with access to essential medicines as ‘one of Sanofi’s leading differentiators’.

Sandrine Bouttier-Stref

Global Head of Corporate Social Responsibility of Sanofi

“We are pleased that S&P’s Global Ratings ranked us among the topmost sustainable companies. The results of the ESG Evaluation is true recognition for the accomplishments that our team has achieved since launching our ‘renewed commitment to society’ in 2021. We are particularly proud that our newly formed Global Health Unit, which reflects our commitment to society and vulnerable populations, has been named as a leading differentiator by S&P Global Ratings ESG evaluators.”

Standard & Poor’s Global Ratings

ESG Evaluation

“The ESG Evaluation reflects our assessment of Sanofi’s innovation capacity, which we think will help drive the industry forward, as well as the concrete steps it has already taken in implementing its strategy.”

Embedded into the company’s Play to Win strategy, Sanofi’s social impact strategy is based on four essential pillars in which Sanofi is uniquely positioned to make a difference: (1) global access & affordability to health while helping healthcare systems’ sustainability including educational programs, (2) Innovation for the most vulnerable populations (3) Ensuring patients’ access to medicines while reconnecting health with the planet (4) Building an inclusive workplace while engaging with communities.

The continuous implementation of Sanofi’s social impact strategy has led in recent months to a range of positive updates of the company’s rank or grade in most of the ESG rankings.

Sanofi communicates on a quarterly basis on the progress on implementation of its social impact strategy with a dedicated section in the earnings press release.

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About the ESG Evaluation

S&P Global Ratings’ ESG Evaluation is a cross-sector, relative analysis of an entity’s capacity to continue to operate successfully. It is grounded in how ESG factors could affect stakeholders, potentially leading to a material direct or indirect financial impact on the entity.

First, an ESG profile is established for a given entity, which assesses the exposure of the entity’s operations to observable ESG risks and opportunities, and how the entity is mitigating these risks and capitalizing on these opportunities.

Second, the entity’s long-term preparedness is assessed, namely its capacity to anticipate and adapt to a variety of long-term plausible disruptions.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 908 981 5560 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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